SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              SNAP-ON INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83 3034101
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 4 Pages

-----------------------------                           -----------------------
  CUSIP No. 83 3034101                                     Page 2 of 4 Pages
-----------------------------                           -----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Snap-on Incorporated Benefit Trust
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Not Applicable
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            --------- ------------------------------------------
                               6      SHARED VOTING POWER
       BENEFICIALLY
                                               6,443,097 (See Item 4)
         OWNED BY           --------- ------------------------------------------
                               7      SOLE DISPOSITIVE POWER
           EACH
                                               0
        REPORTING           --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
          PERSON
                                               6,443,097 (See Item 4)
           WITH            ----------- -----------------------------------------

  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,443,097 (See Item 4)
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                            [ ]

                  Not Applicable
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     10.03%*
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     OO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

-----------------------------                           -----------------------
  CUSIP No. 83 3034101                                     Page 3 of 4 Pages
-----------------------------                           -----------------------


         This amendment relates to the Common Stock, $1.00 par value (the "Common Stock"), of Snap-on Incorporated (the "Company"), 2801 80th Street, Kenosha, WI 53141-1410. This Amendment is filed by the Snap-on Incorporated Benefit Trust (by the Northern Trust Company as Trustee), 2801 80th Street, Kenosha, WI 53141-1410.

Item 4 is hereby amended in its entirety to read as follows:

  Item 4.  Ownership:
  ------   ---------

           (a)    Amount Beneficially Owned:
                  6,443,097**
           (b)    Percent of Class:
                  10.03%*
           (c)    Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                             0

                  (ii)  shared power to vote or to direct the vote:
                             6,443,097**

                  (iii) sole power to dispose or to direct the disposition of:
                             0

                  (iv) shared power to dispose or to direct the disposition of: 6,443,097***

---------------

*    As of 12/31/00.

** The filing of this Statement on Schedule 13G by the Snap-on Incorporated Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or the Northern Trust Company (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement. The Trust is designed to acquire, hold and distribute shares of Company Common Stock for the purpose of funding certain benefit programs and compensation arrangements of the Company. If the Company sets a record date to determine shareholders entitled to vote at a shareholders' meeting, then the participants in such programs and arrangements, other than participants who are members of the Board of Directors of Snap-on Incorporated, to whom shares are deliverable as of the record date as a result of purchases pursuant to the Company's Employee Stock Ownership Plan or Franchised Dealer Stock Ownership Plan or pursuant to the exercise of stock options granted to such participants under the Company's Amended and Restated Snap-on Incorporated 1986 Incentive Stock Program, have the right to instruct the Trustee how to vote those deliverable shares at the meeting. Such deliverable shares will be voted in accordance with the directions to vote such shares from such participants. For all other shares of Company stock held in the Trust and for deliverable shares for which the Trustee has received no direction to vote, the Trustee will vote such shares in the same proportion as the outstanding shares that are not held by the Trust have been voted, subject to applicable law.

*** Shares of Company stock in the Trust may be disposed of by the Trust or Trustee only in accordance with the terms of the Trust.

                                                               Page 4 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



     March 22, 2001
     Date

                                        SNAP-ON INCORPORATED BENEFIT TRUST



                                        By: /s/ M. Curtis Pence
                                            ------------------------------------
                                            Name:   M. Curtis Pence
                                                    ----------------------------
                                            Title:  Vice President
                                                    ----------------------------
                                            For The Northern Trust Company,
                                              as Trustee